United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ormat Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

686688102

(CUSIP Number)

Nobuomi Iokamori

Hamamatsucho Building, 1-1-1 Shibaura, Minato-ku

Tokyo 105-0023, Japan

Telephone: +81-3-5730-0183

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686688102	13D	Page 1 of 2 Pages

1	Names of Reporting Persons ORIX Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,988,577
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,988,577
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,988,577
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.7%
14	Type of Reporting Person CO

CUSIP No. 686688102	13D	Page 2 of 2 Pages

Item 1.	Security and Issuer.

This Amendment No. 2 to the statement on Schedule 13D (the “Amendment”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”) of Ormat Technologies, Inc. (the “Issuer”), whose principal executive offices are located at 6225 Neil Road, Reno, Nevada, 89511-1136.

This Amendment is being filed solely for the purpose of amending the Reporting Person’s percentage ownership of the Issuer’s Common Stock following completion of an offering by the Issuer of 4,150,000 shares of Common Stock which closed on November 23, 2020 (the “Offering”) and the exercise of an over-allotment option of 622,500 shares of Common Stock (the “Over-allotment Option”) by the underwriter of the Offering on November 25, 2020. The number of shares of Common Stock beneficially held by the Reporting Person has not changed from that reported previously and the Reporting Person did not acquire or dispose of any shares of Common Stock in the context of the Offering.

This Amendment amends and supplements the Schedule 13D originally filed by the Reporting Person (as defined below) on July 26, 2017, as amended by Amendment No. 1 filed by the Reporting Person on April 14, 2020. Unless otherwise defined herein, capitalized terms shall have the meaning given to them in the Original Schedule 13D.

Item 2.	Identity and Background.

The Amendment is being filed by ORIX Corporation (the “Reporting Person”), a Japanese corporation. The business address of the Reporting Person is World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135, Japan. The Reporting Person is principally engaged in the business of providing diversified global financial services.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person (collectively, the “Related Persons”) are set forth on Annex A hereto.

During the last five years, neither the Reporting Person nor the Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The Reporting Person has sole voting and dispositive power over 10,988,577 shares of Common Stock, representing 19.7% of the outstanding shares of Common Stock based on 55,218,590 shares of Common Stock issued and outstanding, as reported in the Issuer’s Form 424(b)(2) prospectus filed on November 16, 2020, and the 622,500 shares of Common Stock issued pursuant to the Over-allotment Option. The Reporting Person is a publicly traded company with common stock listed on the Tokyo Stock Exchange and American depositary shares listed on the New York Stock Exchange. The directors of the Reporting Person are listed on Annex A hereto.

(c)	Not applicable.

(d)	None.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2020

ORIX Corporation

	By:	/s/ Hidetake Takahashi
	Name:	Hidetake Takahashi
	Title:	Executive Officer

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Person are set forth below. The business address of each individual is c/o ORIX Corporation, World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135, Japan.

Directors

Name	Present Principal Occupation or Employment	Citizenship

Makoto Inoue	Director, Representative Executive Officer, President and Chief Executive Officer, Responsible for Group Strategy Business Unit of ORIX Corporation	Japan

Shuji Irie	Director, Senior Managing Executive Officer, Head of Investment and Operation Headquarters of ORIX Corporation	Japan

Shoji Taniguchi	Director, Senior Managing Executive Officer, Responsible for Treasury and Accounting Headquarters, Enterprise Risk Management Headquarters, Corporate Planning Department, Corporate Communications Department, Assistant to CEO of ORIX Corporation	Japan

Satoru Matsuzaki	Director, Senior Managing Executive Officer, Head of Corporate Business Headquarters of ORIX Corporation, Chairman, ORIX Auto Corporation, Chairman, ORIX Rentec Corporation	Japan

Yoshiteru Suzuki	Director, Senior Managing Executive Officer of ORIX Corporation, President and Chief Executive Officer, ORIX Corporation USA	Japan

Stan Koyanagi	Director, Managing Executive Officer, Global General Counsel of ORIX Corporation	USA

Ryuji Yasuda	Outside Director and Independent Director of ORIX Corporation	Japan

Outside Director, Yakult Honsha Co., Ltd.

Outside Director, Benesse Holdings, Inc.

Adjunct Professor, Graduate School of Business Administration, Hitotsubashi University Department of International Corporate Strategy

Outside Director, Kansai Mirai Financial Group, Inc.

President, Tokyo Woman’s Christian University

Heizo Takenaka	Outside Director and Independent Director of ORIX Corporation	Japan

Professor, Faculty of Global and Regional Studies at Toyo University

Chairman and Director, PASONA Group Inc.

Director, Academyhills

Director, Center for Global Innovation Studies at Toyo University

Outside Director, SBI Holdings, Inc.

Michael Cusumano	Outside Director and Independent Director of ORIX Corporation	USA

Professor, Faculty of Management, Sloane School of Management at Massachusetts Institute of Technology

Senior Specially Appointed Professor, Tokyo University of Science

Outside Director, Ferratum Plc

Sakie Akiyama	Outside Director and Independent Director of ORIX Corporation	Japan

Founder, Saki Corporation

Outside Director, Sony Corporation

Outside Director, JAPAN POST HOLDINGS Co., Ltd.

Outside Director, Mitsubishi Corporation

Name	Present Principal Occupation or Employment	Citizenship

Hiroshi Watanabe	Outside Director and Independent Director of ORIX Corporation	Japan

President, Institute for International Monetary Affairs

Outside Director, Mitsubishi Materials Corporation

Aiko Sekine	Outside Director and Independent Director of ORIX Corporation	Japan

Advisor, Japanese Institute of Certified Public Accountants

Outside Audit and Supervisory Board Member, Sumitomo Riko Company Limited

Outside Audit and Supervisory Board Member, IHI Corporation

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship

Kiyoshi Fushitani	Senior Managing Executive Officer	Japan

Yasuaki Mikami	Managing Executive Officer	Japan

Harukazu Yamaguchi	Executive Officer	Japan

Hitomaro Yano	Executive Officer	Japan

Toyonori Takahashi	Executive Officer	Japan

Yasuhiro Tsuboi	Executive Officer	Japan

Michio Minato	Executive Officer	Japan

Tetsuya Kotera	Executive Officer	Japan

Eiji Arita	Executive Officer	Japan

Seiichi Miyake	Executive Officer	Japan

Hidetake Takahashi	Executive Officer	Japan

Tomoko Kageura	Executive Officer	Japan

Nobuki Watanabe	Executive Officer	Japan

Toshinari Fukaya	Group Managing Executive	Japan

Hiroko Yamashina	Group Executive	Japan

Yuji Kamiyauchi	Group Executive	Japan

Takaaki Nitanai	Group Executive	Japan

Nobuhisa Hosokawa	Group Executive	Japan